October 17, 2006

Mr. Gary Todd

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 6010

Washington, D.C. 20549

Dear Mr. Todd:

As per our discussion, two draft copies of the Form 10-K/A are attached. One copy is labeled Daxor Revised 10-K Version 3 and has all changes accepted (this is the “clean copy”). The second copy is labeled Daxor Revised 10-K Version 4 and does not have the changes accepted.

Version 4 of the 10-K/A should make it easier for you to track the changes that have been made to the original filing of our 10K.

The following numbers reference your points from your letter dated April 20, 2006 and indicate the page locations of the changes in our document labeled Revised 10K Version 4.

1.	Page 25.
2.	Page 26.
3.	Removed. There is no pension plan.
4.	Pages 37-39.
5.	The actual expenses are shown for 2005 and the language in the 10-K/A has been changed accordingly.
6.	Page 41. The caption is now “Puts and calls, at fair market value”
7.	Page 44.
8.	We are now showing segment data for 2003 and have inserted a note regarding portfolio expenses on page 45.
9.	Page 46.
10.	Page 47.
11.	Pages 64-67.
12.	Page 50.
13.	Pages 54-56.

14.	Explanation noted on Pages 29, 54-55.
15.	Pages 54-57.
16.	In your letter of April 20th, this was referred to as Note 15 on Page 48. It is now Item 17 on Pages 67-69.
17.	Pages 70-71.
18.	Pages 70-71.
19.	Pages 70-71.
20.	Nothing appears to be needed in addition to what has already been disclosed.

We acknowledge the following:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff Comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The amounts for research and development expenses for the years ended December 31, 2005, 2004 and 2003 have been disclosed in footnotes on Pages 52 and 63. However, the amounts for the years ended December 31, 2004 and 2003 have yet to be audited. These amounts will be audited before the Form 10-K/A for the year ended December 31, 2005 is filed.

I would like to take this opportunity to thank you again for all of your help and patience in helping us to resolve these outstanding issues.

I look forward to speaking with you shortly.

Very truly yours,

/s/ David Frankel

David Frankel

Treasurer